EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc. Announces
2004 First Half Operating Results

Income From Operations for the First Half Increased by 1125% Over
That of the Whole Year of 2003; 2004 Revenue Growth Rate
Guidance Upgraded to More Than 40%

     HUIZHOU, Guangdong, China, Aug. 31 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. today released, on an unaudited management account basis, certain key financial data for the six months ended 30th June 2004, as follows:

	2004 first half	2003 whole year
	(US$ million)	(US$ million)
Net sales	129.8	222.0
Gross profit	13.3	30.8
Income from operations (before interest, tax and minority interest)	4.9	0.4

     The income from operations was arrived at after charging the following operating expense items of a special nature:

In process research and development	0.0	4.1
Amortization of acquired intangible assets	1.0	5.1
Stock-based compensation to certain employees	2.9	3.3
Stock-based compensation to a consultant	0.4	0.0

     These charges did not involve any outflow of cash. Based on our current planning, we believe that stock-based compensation to certain employees, of which the Company recorded US$2.9 million for the first half, would not recur in the second half of 2004.

     “For the first half-year, the Company reported a gross margin percentage of 10.2%, lower than that of the whole year of 2003, which reflected the effect of the sale of low-end mobile phone handsets at further discount and at a faster pace to make way for the new models to be launched. The income from operations was not much affected, however. Savings in selling expenses which resulted from further rationalization of the marketing organization of the mobile phone business segment made up to a large extent for the reduction of gross margin,” said Mr. Wu Rui Lin, Chairman of the Company.

     “By carrying out the trade promotion program, called “Flame Storm Marketing Program,” directed at mobile phone distributors across China on a large scale and launching to the market a series of new models of fashionable and unique mobile phones, CEC Telecom Co. Ltd., a subsidiary of the Company, is expected to raise its revenue and gross margin in the second half-year to a great extent. We anticipate that the sales revenue of the Company in the second half-year would rise by 40% compared with the first half,” continued Mr. Wu.

     “The sales revenue of the whole year of 2004 of the Company would increase by 40% over that of 2003. As for Cosun-Celbon’s low-cost GSM mobile sector, the testing of prototype products by appropriate domestic and foreign organizations is underway. We estimate the first shipment of such products would commence in the last quarter of 2004 at the earliest. However, for the sake of prudence, we haven’t included in the 2004 guidance the possible additional revenues from the low-cost GSM mobile phones sector,” concluded Mr. Wu.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-           08/31/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)